Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-213265

Pricing Supplement dated October 18, 2018.

BofA Finance LLC $4,799,000 Digital S&P 500® Index-Linked Notes due January 23, 2020 Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (January 23, 2020) is based on the performance of the S&P 500® Index (which we refer to as the “underlier”), as measured from the trade date (October 18, 2018) to and including the determination date (January 21, 2020). If the final underlier level on the determination date is greater than or equal to the threshold level of 90.00% of the initial underlier level (2,768.78, which was closing level of the underlier on the trade date), you will receive the threshold settlement amount ($1,100.50 for each $1,000 face amount of your notes). However, if the final underlier level declines by more than 10.00% from the initial underlier level, you will be exposed on a leveraged basis to any decrease in the final underlier level beyond 10.00%. In this case, the return on your notes will be negative. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -10.00% (the final underlier level is greater than or equal to 90.00% of the initial underlier level), the threshold settlement amount; or
●	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.11111 times (b) the sum of the underlier return plus 10.00% times (c) $1,000.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS- 13 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the trade date, the initial estimated value of the notes is $995.20 per $1,000 in face amount. See “Summary Information” beginning on page PS- 5 of this pricing supplement, “Risk Factors” beginning on page PS- 13 of this pricing supplement and “Structuring the Notes” on page PS-24 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	October 25, 2018	Price to public:	100.00% of the face amount
Underwriting discount(1):	0.00% of the face amount	Net proceeds to the issuer:	100.00% of the face amount

(1) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution — Conflicts of Interest” on page PS-22 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Merrill Lynch

Selling Agent

The price to public and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless MLPF&S or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a direct, wholly-owned subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Digital S&P 500® Index-Linked Notes due January 23, 2020

INVESTMENT THESIS

You should be willing to:

●	forgo gains greater than a Threshold Settlement Amount that will be 110.05% of the face amount in exchange for a buffer against loss of principal in the event of a decline of up to 10.00% in the Final Underlier Level relative to the Initial Underlier Level.
●	forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to receive the Threshold Settlement Amount that will be 110.05% of the face amount if the Final Underlier Level is not less than the Threshold Level.

Your maximum return on your notes will not be greater than the return represented by the Threshold Settlement Amount, which such return is 10.05% of the face amount. You could lose all or a substantial portion of your investment if the Underlier Return is less than -10.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

●	if the Final Underlier Level is greater than or equal to the Threshold Level, the Threshold Settlement Amount; or
●	if the Final Underlier Level is less than the Threshold Level, 100.00% minus approximately 1.11111% for every 1.00% that the Final Underlier Level is less than 90.00% of the Initial Underlier Level.

If the Final Underlier Level declines by more than 10.00% from the Initial Underlier Level, the return on the notes will be negative, and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The S&P 500® Index (Bloomberg symbol, “SPX Index”)
Face Amount:	$4,799,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	October 18, 2018
Settlement Date:	October 25, 2018
Determination Date:	January 21, 2020
Stated Maturity Date:	January 23, 2020
Initial Underlier Level:	2,768.78, which was the closing level of the Underlier on the trade date
Final Underlier Level:	The closing level of the Underlier on the Determination Date
Underlier Return:	The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a positive or negative percentage
Threshold Level:	90.00% of the Initial Underlier Level (equal to a -10.00% Underlier Return)
Threshold Amount:	10.00%
Buffer Rate:	The quotient of the Initial Underlier Level divided by the Threshold Level, which equals approximately 111.111%
Threshold Settlement Amount:	$1,100.50 per $1,000 face amount of the notes
CUSIP/ISIN:	09709TME8 / US09709TME81

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	110.050%
140.000%	110.050%
130.000%	110.050%
120.000%	110.050%
110.050%	110.050%
110.000%	110.050%
105.000%	110.050%
104.000%	110.050%
102.000%	110.050%
100.000%	110.050%
96.000%	110.050%
92.000%	110.050%
90.000%	110.050%
85.000%	94.444%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

RISKS

Please read the section entitled “Risk Factors” of this pricing supplement as well as the risks and considerations described in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by S&P Dow Jones Indices LLC (“SPDJI” or the “Underlier Sponsor”)
Specified Currency:	U.S. dollars (“$”)
Face Amount:

Each note will have a face amount of $1,000; $4,799,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at Amount Other Than the Face Amount:

The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated Threshold Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the Threshold Settlement Amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” beginning on page PS-15 of this pricing supplement.

Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●         if the Final Underlier Level is greater than or equal to the Threshold Level, the Threshold Settlement Amount; or

●         if the Final Underlier Level is less than the Threshold Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Buffer Rate times (iii) the sum of the Underlier Return plus the Threshold Amount. In this case, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Threshold Settlement Amount:	$1,100.50 per $1,000 face amount of the notes.

Initial Underlier Level:	2,768.78, which was the closing level of the Underlier on the trade date.
Final Underlier Level:

The closing level of the Underlier on the Determination Date, except in the limited circumstances described under “—Market Disruption Events” below and “Description of the Notes — Certain Terms of the Notes —Events Relating to Calculation Days,” “—Adjustments to an Index” and “—Discontinuance of an Index” in the accompanying product supplement.

Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Threshold Level:	90.00% of the Initial Underlier Level
Threshold Amount:	10.00%
Buffer Rate:	The quotient of the Initial Underlier Level divided by the Threshold Level, which equals approximately 111.111%
Trade Date:	October 18, 2018
Original Issue Date (Settlement Date):	October 25, 2018
Determination Date:

January 21, 2020, subject to postponement of up to five scheduled trading days, as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement

Stated Maturity Date:

January 23, 2020, subject to postponement as set forth below and in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement

Business Day:	As described under “Description of the Notes—Certain Terms of the Notes—Business Days” in the accompanying product supplement
Trading Day:	As described under “Description of the Notes—Certain Terms of the Notes—Trading Days” in the accompanying product supplement
Closing Level of the Underlier:	The official closing level of the Underlier or any successor index published by the Underlier Sponsor on such trading day for that Underlier
Market Disruption Events:

The following replaces in its entirety the section entitled “Description of the Notes—Market Disruption Events—Indices” in the accompanying product supplement:

With respect to any given trading day, any of the following will be a Market Disruption Event with respect to the Underlier:

●         a suspension, absence or material limitation of trading in Underlier Stocks (as defined below) constituting 20% or more, by weight, of the Underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●         a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●         Underlier Stocks constituting 20% or more, by weight, of the Underlier, or option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier do not trade on what were the respective primary markets for those Underlier Stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

The following events will not be Market Disruption Events with respect to the Underlier:

●         a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

●          a decision to permanently discontinue trading in the option or futures contracts relating to the Underlier or to any Underlier Stock.

For this purpose, an “absence of trading” in the primary securities market on which an Underlier Stock, or on which option or futures contracts, if available, relating to the Underlier or to any Underlier Stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Underlier Stock or in option or futures contracts, if available, relating to the Underlier or to any Underlier Stock in the primary market for that stock or those contracts, by reason of:

●         a price change exceeding limits set by that market,

●         an imbalance of orders relating to that Underlier Stock or those contracts, or

●         a disparity in bid and ask quotes relating to that Underlier Stock or those contracts,

will constitute a suspension or material limitation of trading in the Underlier or those contracts in that market.

If the Determination Date is postponed due to a Market Disruption Event, the payment due at maturity may be postponed by the same number of business days, as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement.

No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system
No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:

If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Cash Settlement Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the determination date were the second trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Calculation Agent:	MLPF&S, an affiliate of BofA Finance.

Selling Agent:	MLPF&S, an affiliate of BofA Finance. See “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-22 of this pricing supplement.
CUSIP/ISIN:	09709TME8 / US09709TME81
Initial Estimated Value:

The initial estimated value of the notes as of the trade date is set forth on the cover page of this pricing supplement.

Payments on the notes, including the Threshold Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-13 and “Structuring the Notes” on page PS-24.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Market Measure	Underlier
Index	Underlier

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the level of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes as of the trade date (as determined by reference to pricing models used by us and our affiliates) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price for the Notes Exceeds Their Initial Estimated Value” on page PS-14 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face Amount	$1,000
Hypothetical Threshold Settlement Amount	$1,100.50 per note
Threshold Level	90.00% of the Initial Underlier Level
Buffer Rate	Approximately 111.111%
Threshold Amount	10.00%

Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date
No change in or affecting any of the stocks included in the Underlier(the “Underlier Stocks”) or the method by which the Underlier Sponsor calculates the Underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this pricing supplement. For information about the historical levels of the Underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	110.050%
140.000%	110.050%
130.000%	110.050%
120.000%	110.050%
110.050%	110.050%
110.000%	110.050%
105.000%	110.050%
104.000%	110.050%
102.000%	110.050%
100.000%	110.050%
96.000%	110.050%
92.000%	110.050%
90.000%	110.050%
85.000%	94.444%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes (which would be equal to a Cash Settlement Amount of approximately $277.78), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Threshold Settlement Amount of $1,100.50, or 110.050% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 90.000% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 90.000% of the Initial Underlier Level (the section right of the 90.000% marker on the horizontal axis) would result in a fixed return on your investment.

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier Stocks that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of the Underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier Stocks, i.e., the stocks comprising the Underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier as measured from the Initial Underlier Level to the closing level on the Determination Date. If the Final Underlier Level is less than the Threshold Level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the Buffer Rate times (ii) the sum of the Underlier Return plus the Threshold Amount times (iii) $1,000. Thus, you will be exposed on a leveraged basis to any decrease in the Final Underlier Level beyond the Threshold Amount, and the return on your investment will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Return Represented by the Threshold Settlement Amount

Your ability to participate in any appreciation in the level of the Underlier over the life of your notes will be limited to the return represented by the Threshold Settlement Amount. You will receive a fixed Threshold Settlement Amount if the Final Underlier Level is greater than or equal to the Threshold Level. You will not receive a return on the notes greater than the return represented by the Threshold Settlement Amount, regardless of how much the level of the Underlier increases over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Underlier Stocks.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of the Notes

The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the level of the Underlier. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlier, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Will Have Limited Assets and Operations

We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The Public Offering Price for the Notes Exceeds Their Initial Estimated Value

The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the trade date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlier, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by MLPF&S (and Which May Be Reflected on Customer Account Statements) May Be Higher than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by MLPF&S and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlier. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The Final Underlier Level will be the closing level of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the closing level of the Underlier prior to such decrease in the level of the Underlier. Although the actual level of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the closing level of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Threshold Level Will Depend in Part on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the Underlier. The greater the expected volatility with respect to the Underlier on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Threshold Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier as of the trade date. The volatility of the Underlier can change significantly over the term of the notes. The level of the Underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the potential to lose a significant amount of your principal at maturity.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the Underlier Stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier Stocks or any other rights of a holder of the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of any Underlier Stocks.

The Publisher of the Underlier May Adjust the Underlier in a Way that Affects Its Levels, and the Publisher Has No Obligation to Consider Your Interests

The publisher of the Underlier can add, delete, or substitute the components included in the Underlier or make other methodological changes that could change its level. A new security included in the Underlier may perform significantly better or worse than the replaced security, and the performance will impact the level of the Underlier. Additionally, the publisher of the Underlier may alter, discontinue, or suspend calculation or dissemination of the Underlier. Any of these actions could adversely affect the value of your notes. The publisher of the Underlier will have no obligation to consider your interests in calculating or revising the Underlier.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Threshold Level and the Threshold Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Threshold Settlement Amount will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the Threshold Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier. Changes in the levels of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may buy or sell the securities represented by the Underlier, or futures or options contracts on the Underlier or those securities, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Stocks. We, the Guarantor and any of our other affiliates, including MLPF&S, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the value of the Underlier in a manner that could be adverse to your investment in the notes. On or before the applicable trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging anticipated exposures) may affect the level of the Underlier or the Underlier Stocks. Consequently, the level of the Underlier or the prices of the Underlier Stocks may change subsequent to the trade date of an issue of the notes, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may also engage in hedging activities that could affect the level of the Underlier on the trade date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Underlier, the market value of your notes prior to maturity or the amounts payable on the notes.

Our Trading, Hedging and Other Business Activities May Create Conflicts of Interest With You

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may engage in trading activities related to the Underlier and to the Underlier Stocks that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes and the Underlier. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

MLPF&S will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the guarantor’s financial condition and creditworthiness, time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. See “Risk Factors—General Risks Relating to the Notes—The notes are not designed to be short-term trading instruments and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-8 of product supplement EQUITY-1.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“SPDJI” or the “Underlier Sponsor”). The Underlier Sponsor, which licenses the copyright and all other rights to the Underlier, has no obligation to continue to publish, and may discontinue publication of, the Underlier. The consequences of the Underlier Sponsor discontinuing publication of the Underlier are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Underlier or any successor index.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Underlier.

You should make your own investigation into the Underlier.

The S&P 500® Index

The S&P 500® Index (the “SPX”) The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Eleven main groups of companies constitute the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of September 28, 2018 indicated in parentheses: Information Technology (21.0%); Health Care (15.0%); Financials (13.3%); Consumer Discretionary (10.3%); Communication Services (10.0%); Industrials (9.7%); Consumer Staples (6.7%); Energy (6.0%); Utilities (2.8%); Real Estate (2.7%) and Materials (2.4%). The Underlier Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

As of the close of business on September 21, 2018, the Underlier Sponsor and MSCI, Inc. updated the Global Industry Classification Sector (“GICS”) structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector)), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The GICS structure changes are effective for the S&P 500® Index as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.

Effective March 10, 2017, company additions to the underlier must have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

The Underlier Sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the SPX

While the Underlier Sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the Underlier Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Underlier Sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The Underlier Sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or nontraded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Underlier Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.

However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Underlier Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the Index reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the Underlier Sponsor’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Historical Closing Levels of the Underlier

The closing level of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the Underlier Stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the Underlier from October 18, 2008 through October 18, 2018. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Index

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance has agreed to sell to MLPF&S, and MLPF&S has agreed to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. MLPF&S will offer the notes to the public at the price to public set forth on the cover page of this pricing supplement.

The current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). Under the contemplated reorganization, BofAMLS would become the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S would assign its rights and obligations as selling agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date and BofAMLS will sell the notes to other broker-dealers that will participate in the offering as discussed in the prior paragraph.

We expect to deliver the notes against payment therefor in New York, New York on October 25, 2018, which is the fifth scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended ,“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of

MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MLPF&S Reorganization

As discussed above under “Supplemental Plan of Distribution— Conflicts Of Interest”, the current business of MLPF&S is expected to be reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as selling agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes, estimating the value of the notes using pricing models, and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this preliminary pricing supplement as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-13 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to MLPF&S and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Sidley Austin LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in the Underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlier and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Underlier is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale or exchange of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Because the Underlier is an index that periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

TABLE OF CONTENTS

Pricing Supplement

Page

Summary Information	PS-5
Hypothetical Examples	PS-10
Risk Factors	PS-13
The Underlier	PS-18
Supplemental Plan of Distribution-Conflicts of Interest	PS-22
Structuring the Notes	PS-24
Validity of the Notes	PS-24
U.S. Federal Income Tax Summary	PS-25

Product Supplement EQUITY-1 dated January 24, 2017

Summary	PS-3
Risk Factors	PS-5
Supplemental Use of Proceeds	PS-16
Description of the Notes	PS-17
Supplemental Plan of Distribution; Conflicts of Interest	PS-28
U.S. Federal Income Tax Considerations	PS-29

Prospectus Supplement dated November 4, 2016

About this Prospectus Supplement	S-3
Risk Factors	S-4
Description of the Notes	S-7
U.S. Federal Income Tax Considerations	S-15
Supplemental Plan of Distribution (Conflicts of Interest)	S-15
Legal Matters	S-26

Prospectus dated November 4, 2016

About this Prospectus	3
Prospectus Summary	4
Risk Factors	7
Bank of America Corporation	13
BofA Finance LLC	13
Use of Proceeds	13
Description of Debt Securities	14
Registration and Settlement	42
U.S. Federal Income Tax Considerations	50
EU Directive on the Taxation of Savings Income	68
Plan of Distribution (Conflicts of Interest)	69
ERISA Considerations	73
Where You Can Find More Information	74
Forward-Looking Statements	76
Legal Matters	76
Experts	77

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

$4,799,000

BofA Finance LLC

Digital S&P 500® Index-Linked Notes due January 23, 2020

Fully and Unconditionally Guaranteed by
Bank of America Corporation

BofA Merrill Lynch